UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2011

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Forms F-3 (File Nos. 333-163800 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

The Westpac Group finalises the impact of tax consolidation resulting from the St.George Bank merger

On March 11, 2011, Westpac Banking Corporation (“Westpac”) announced that it had finalised the impact for the 2011 to 2014 financial years of the previously announced tax consolidation resulting from the 2008 merger of Westpac with St.George Bank Limited.  For further information about the previously announced tax consolidation process, refer to “Information on Westpac — Significant developments — Merger with St.George Bank Limited” in Westpac’s 2010 Annual Report on Form 20-F.

On March 11, 2011, Westpac announced that the finalisation of this process will result in a contribution of approximately A$1.1 billion to Westpac’s net profit after tax for the six months ending March 31, 2011.  This contribution to net profit after tax has arisen as it has been determined that tax is not required to be paid on the increase in market value, at the time of tax consolidation, over the original value of a number of St.George Bank derivative contracts.

This increase in net profit after tax will add around 40 basis points to Westpac’s capital ratios over time, with the impact spread out equally in the first half of each of the 2011 to 2014 financial years.  Accordingly, Westpac’s capital ratios from this change will increase by around 10 basis points as of March 31, 2011.

This determination completes Westpac’s assessment of the impact of tax consolidation associated with the merger.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the section entitled ‘Risk and risk management’ in Westpac’s 2010

Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: March 15, 2011	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal